                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*

   The Goldman Sachs Group, L.P.
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   (Last)                           (First)             (Middle)

   85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

   New York,                         New York             10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Applied Analytical Industries, Inc.
   (AAII)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   November/1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

================================================================================

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        | 11/10/98   |  J(01) |   |  114.452632   | A   | $17.125  |   114.452632 |   01    |    01    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |            |        |   |               |     |          |   150        |   02    |    02    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |            |        |   |               |     |          |   2,276,832  |   03    |    03    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |      |               |                 |                       |        |9.       |10.   |      |
               |        |        |      |               |                 |                       |        |Number   |Owner-|      |
               |        |        |      |               |                 |                       |        |of       |ship  |      |
               |2.      |        |      |               |                 |                       |        |Deriv-   |of    |      |
               |Conver- |        |      | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |        |      | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |        |      | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.    | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans-| Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans-  |action| or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code  | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr| (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)    | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |------| ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code|V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
               |        |        |    | |       |       |        |        |             |         |        |         |      |      |
               |        |        |    | |       |       |        |        |             |         |        |         |      |      |
-----------------------------------------------------------------------------------------------------------------------------------|
               |        |        |    | |       |       |        |        |             |         |        |         |      |      |
               |        |        |    | |       |       |        |        |             |         |        |         |      |      |
-----------------------------------------------------------------------------------------------------------------------------------|
               |        |        |    | |       |       |        |        |             |         |        |         |      |      |
               |        |        |    | |       |       |        |        |             |         |        |         |      |      |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners II, L.P. ("GSCP"), GS Capital Partners II Offshore, L.P.("GSCP II Offshore"), GS Capital Partners II (Germany) C.L.P. ("GSCP II Germany", and together with GSCP and GSCP II Offshore, "GSCPII"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, together with GSCPII, GS Advisors, GS Advisors Cayman, GS oHG and Goldman Sachs, the "Reporting Persons"). The principal business address of each of Goldman Sachs, GS Group, GSCP and GS Advisors is 85 Broad Street, New York, New York 10004. The principal business address for each of GSCP II Offshore and GS Advisors Cayman is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GSCP II Germany and GS oHG is Messeturm Friedrich-Ebert-Anlage 49,60308 Frankfurt am Main, Germany.

Explanation of Responses:

01: Goldman Sachs and GS Group may be deemed to own  beneficially and indirectly
114.452632 shares of Common Stock which were acquired in a privately negotiated acquisition by and are beneficially and directly owned by the Greene Street 1998 Exchange Fund, L.P. ("Greene Street 1998"). Goldman Sachs is the investment manager of Greene Street 1998. An affiliate of Goldman Sachs and GS Group is the general partner of Greene Street 1998. GS Group is the general partner of and owns a 99% interest in Goldman Sachs. The 114.452632 shares reported herein as indirectly beneficially owned by Goldman Sachs and GS Group represents GS Group's proportionate interest in the shares of the Issuer owned by Greene Street 1998.

02: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly 150 shares of Common Stock which are beneficially and directly owned by the Greene Street Exchange Fund, L.P. ("Greene Street"). Goldman Sachs is the investment manager of Greene Street. An affiliate of Goldman Sachs and GS Group is the general partner of Greene Street. GS Group is the general partner of and owns a 99% interest in Goldman Sachs. The 150 shares reported herein as indirectly beneficially owned by Goldman Sachs and GS Group represent GS Group's proportionate interest in the shares of the Issuer owned by Greene Street.

03: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 2,276,832 shares of Common Stock through GSCPII and certain other limited partnerships (the "Other Limited Partnerships" and together with GSCP, GSCP II Offshore and GSCP II Germany, the "Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner. Goldman Sachs is the investment manager of GSCPII. GS Group is the general partner of and owns a 99% interest in Goldman Sachs. Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Common Stock owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

GSCP may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly 1,428,549 shares of Common Stock.

GSCP II Offshore may be deemed to own beneficially and directly and its general partner, GS Advisors Cayman, may be deemed to own beneficially and indirectly 567,908 shares of Common Stock.

GSCP II Germany may be deemed to own beneficially and directly and its managing partner, GS oHG, may be deemed to own beneficially and indirectly 52,691 shares of Common Stock.

Each of GS Advisors, GS Advisors Cayman and GS oHG disclaim beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

SIGNATURES:

GOLDMAN, SACHS & CO.


By:  s/ Roger S. Begelman
     ---------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact



THE GOLDMAN SACHS GROUP, L.P.


By:  s/ Roger S. Begelman
     ---------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact



GS CAPITAL PARTNERS II, L.P.


By:  s/ Roger S. Begelman
     ---------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS CAPITAL PARTNERS II OFFSHORE, L.P.


By:  s/ Roger S. Begelman
     ---------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP
(with limitation of liability)


By:  s/ Roger S. Begelman
     ---------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS ADVISORS, L.P.


By:  s/ Roger S. Begelman
     ---------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS ADVISORS II (Cayman), L.P.


By:  s/ Roger S. Begelman
     ---------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GOLDMAN, SACHS & CO. oHG


By:  s/ Roger S. Begelman
     ---------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact

Date:  December 10, 1998


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.